UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Preliminary Revenue Report 2013

Regulated Information

January 23, 2014 – 7:00 a.m. CET

DELHAIZE GROUP 2013 REVENUES AND PRELIMINARY RESULTS

Fourth Quarter 2013 Revenues

•	Group revenue growth of 3.0% at identical exchange rates; organic revenue growth of 3.2%

•	Solid 2.8% comparable store sales growth at Delhaize America driven by a continued strong performance at Food Lion despite retail deflation

•	Comparable store sales growth of 2.4% at Delhaize Belgium and -0.6% in Southeastern Europe

Full Year 2013 Results

•	Group revenue growth of 2.6% at identical exchange rates; organic revenue growth of 3.1%

•	Preliminary unaudited underlying operating profit of approximately €770 million at identical exchange rates, in line with guidance of at least €755 million

•	Strong free cash flow of approximately €670 million at actual exchange rates

» CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group said: “Our fourth quarter 2013 sales were strong both in the U.S. and in Belgium. In the U.S., where volume growth continued to be positive, we were especially pleased with Food Lion’s momentum. The phase repositioning, started almost 3 years ago, is meeting our expectations and we look forward to further develop Food Lion’s customer proposition this year. Despite the ongoing competitive trading conditions, our operations in Belgium delivered solid year-end sales. In the face of a challenging economy in Southeastern Europe our businesses in Greece and Romania posted good sales growth while Serbia´s performance remained below expectations.”

“At approximately €770 million at identical exchange rates, our preliminary unaudited underlying operating profit for 2013 is consistent with the guidance provided during the year. As a result of our solid EBITDA, capital allocation discipline and further focus on working capital improvements, we generated a free cash flow of approximately €670 million in 2013. This will provide us with further means to support our core businesses, expand our store network in select markets and strengthen the balance sheet.”

“In 2014, we will maintain our efforts to grow revenue by further improving our customer proposition. Additionally, we will seek to further reduce complexity and costs, remain disciplined with respect to capital allocation and ultimately continue to deliver healthy free cash flow.”

Delhaize Group – Preliminary Revenue Report 2013 – January 23, 2014	1 of 5

» Fourth Quarter 2013 Revenues

In the fourth quarter of 2013, Delhaize Group’s revenues increased by 0.1% at actual and 3.0% at identical exchange rates, respectively. Organic revenue growth was 3.2%.

Revenues at Delhaize America increased by 2.8% in local currency. Comparable store sales grew by 2.8% despite retail deflation resulting from our price investments at Food Lion Phase 4 and Phase 5 stores and at Hannaford. Revenues were particularly strong at Food Lion. In Belgium, revenues increased by 2.5% as a result of comparable store sales growth of 2.4% and the contribution of new stores, partly offset by a 0.5% negative calendar impact. Revenues in Southeastern Europe grew by 4.5% at identical exchange rates as a result of the strong performance in Greece and expansion in Romania partly offset by negative volume growth in Serbia. Comparable store sales evolution was -0.6% for this segment.

» Full Year 2013 Revenues

In 2013, Delhaize Group achieved revenues of €21.1 billion. This represents an increase of 0.6% at actual exchange rates, mainly due to the weakening of the U.S. dollar by 3.3% against the euro compared to 2012, and an increase of 2.6% at identical exchange rates. Organic revenue growth was 3.1%.

In 2013, revenue growth was the result of:

•	Revenue growth of 1.9% in the U.S. at identical exchange rates, supported by comparable store sales growth of 2.0%;

•	Revenue growth of 3.0% in Belgium as a result of network growth and comparable store sales growth of 1.8%, mainly resulting from retail inflation; and

•	Revenue growth of 5.0% at identical exchange rates in Southeastern Europe driven by a strong performance in Greece and expansion in Romania, partly offset by a -0.3% comparable store sales evolution attributable to a difficult environment in Serbia.

» Segment Reporting Revenues

Revenues (unaudited)
(in millions)		Q4 2013	Q4 2012	2013 /2012	Full Year 2013	Full Year 2012	2013 /2012
United States(1)	$	4 291	4 174	+2.8%	17 117	16 797	+1.9%
United States(2)	€	3 151	3 217	-2.1%	12 889	13 073	-1.4%
Belgium	€	1 335	1 303	+2.5%	5 071	4 922	+3.0%
SEE(3)	€	852	815	+4.5%	3 148	2 996	+5.1%
TOTAL	€	5 338	5 335	+0.1%	21 108	20 991	+0.6%

(1)	The segment “United States” includes the banners Food Lion, Hannaford and Bottom Dollar Food. Sweetbay, Harveys and Reid´s are included in discontinued operations given their planned divestiture.
(2)	The average exchange rate of the U.S. dollar against the euro weakened by 4.7% in the fourth quarter of 2013 (1€ = $1.3610) compared to the fourth quarter of 2012. The average exchange rate of the U.S. dollar against the euro weakened by 3.3% in 2013 (1€ = $1.3281) compared to 2012.
(3)	The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria and Bosnia and Herzegovina. Montenegro is included in discontinued operations given its divestiture. Our operations in Indonesia are accounted for under the equity method and no longer form part of this segment.

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United States

In the fourth quarter of 2013, revenues in the U.S. increased by 2.8% to $4.3 billion (€3.2 billion). Comparable store sales growth was 2.8% despite retail inflation turning negative (-0.4%) as a result of additional price investments due to the launch of Phase 4 in the second quarter and Phase 5 in November at Food Lion and an overall low inflationary environment. All five of the Food Lion phases showed positive volume growth. At Hannaford, both comparable store sales growth and real growth were positive as a result of price investments and increased promotions, despite a more difficult competitive environment in the Northeast.

For the full year 2013, Delhaize America generated revenues of $17.1 billion (€12.9 billion), an increase of 1.9% over 2012 in local currency supported by comparable store sales growth of 2.0% (adjusted for a positive calendar impact of 0.1%).

On May 28, 2013, Delhaize Group reached an agreement with Bi-Lo Holdings on the divestiture of Sweetbay, Harveys, Reid’s (in total 154 stores), and the leases of 10 previously closed Sweetbay locations. We expect the transaction to be completed during the first half of 2014.

Belgium

In the fourth quarter of 2013, revenues in Belgium were €1.3 billion, an increase of 2.5% over 2012, with comparable store sales growth of 2.4% mainly driven by retail inflation (2.1%) and solid year-end sales. Comparable store sales growth is adjusted for a negative calendar impact of 0.5%.

Delhaize Belgium posted revenues of €5.1 billion in 2013, an increase of 3.0% compared to 2012, resulting from comparable store sales growth of 1.8% and network growth. For the full year, Delhaize Belgium’s market share remained stable compared to 2012 and stands at 25.5%.

Southeastern Europe

In the fourth quarter of 2013, revenues in Southeastern Europe increased by 4.5% (both at actual and identical exchange rates) to €852 million. We experienced positive comparable store sales growth in Greece and expansion in Romania. This was partially offset by negative volume growth in Serbia. Comparable store sales evolution was -0.6% for the segment.

For the full year 2013, revenues in Southeastern Europe increased by 5.1% to €3.1 billion, mainly as a result of volume growth in Greece and store expansion in Romania which added 103 stores. Comparable store sales evolution was -0.3% for the year.

The sale of our operations in Montenegro was concluded in the fourth quarter of 2013.

» Preliminary 2013 Results

Based on preliminary unaudited figures, we expect our 2013 Group underlying operating profit to be approximately €770 million at identical exchange rates. This is in line with our guidance of at least €755 million.

In addition, we expect our free cash flow generation for 2013 to be approximately €670 million, supported by strong EBITDA, capital allocation discipline and further focus on working capital improvements. Capital expenditures were approximately €565 million in 2013.

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» Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2013	Q4 2012(2)	% Change	(in millions of €)	YTD 2013	YTD 2012(2)	% Change
5 338	5 335	+0.1%	Revenues	21 108	20 991	+0.6%
158			Effect of exchange rates	430
5 496	5 335	+3.0%	Revenues at identical exchange rates	21 538	20 991	+2.6%
—	(11)		Effect of the U.S. store portfolio optimization(1)	(5)	(100)
5 496	5 324	+3.2%	Organic revenue growth	21 533	20 891	+3.1%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores, which were closed in Q1 2012 as part of the portfolio optimization, and the revenues generated by the 11 stores (8 Food Lion and 3 Bottom Dollar Food) that were closed in early 2013.
(2)	2012 has been restated as revenues from the Montenegrin operations and at Sweetbay, Harveys and Reid’s are now included in discontinued operations.

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2012	End of Q3 2013	Change Q4 2013	End of 2013
United States(1)	1 553	1 508	+6	1 514
Belgium & Luxembourg	840	848	+4	852
Greece	268	281	-	281
Romania	193	252	+44	296
Serbia	363	371	+10	381
Bulgaria	43	53	+1	54
Bosnia and Herzegovina	41	39	-	39
Montenegro(2)	24	23	-23	0
Indonesia	103	113	+4	117
Total	3 428	3 488	+46	3 534

(1)	Of which 154 stores held for sale
(2)	Montenegro has been sold in November 2013

» Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues. In 2012, Delhaize Group posted €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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» Financial Calendar

• Press release – 2013 fourth quarter and full year results & analyst meeting (Brussels)	March 13, 2014
• Press release – 2014 first quarter results	May 7, 2014
• Press release – 2014 second quarter results	August 7, 2014
• Press release – 2014 third quarter results	November 6, 2014

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

•	Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 24, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President